DIGIRAD CORPORATION

1048 Industrial Court

Suwanee, GA 30024

January 22, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Digirad Corporation Request to Withdraw Registration Statement on Form S-1 Filed March 12, 2019 File No. 333-230210

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Digirad Corporation (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-230210) originally filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2019, amended on April 9, 2019, together with all exhibits and supplements thereto (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Company decided not to pursue the offering due to market conditions. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof and provide a copy of such order to Adam W. Finerman, Esq. of Olshan Frome Wolosky LLP, the Company’s corporate counsel, by email at afinerman@olshanlaw.com or facsimile at (212) 451-2222.

If you have any questions regarding this request, please contact Mr. Finerman at (212) 451-2289.

Sincerely,

/s/ David J. Noble

David J. Noble
Chief Financial Officer and Chief Operating Officer
(Principal Financial and Accounting Officer)